Exhibit 12.01

ORACLE CORPORATION

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Year Ended May 31,
(Dollars in millions)	2017	2016	2015	2014	2013
Earnings(1)
Income before provision for income taxes	$11,517	$11,442	$12,834	$13,704	$13,898
Add: Noncontrolling interests	118	116	113	98	112
Add: Fixed Charges	1,836	1,506	1,190	968	850

Total earnings	$13,471	$13,064	$14,137	$14,770	$14,860

Fixed Charges(2)
Interest expense	$1,798	$1,467	$1,143	$914	$797
Estimate of interest in rent expense	38	39	47	54	53

Total fixed charges	$1,836	$1,506	$1,190	$968	$850

Ratio of earnings to fixed charges	7x	9x	12x	15x	17x

(1)

The term “earnings” means the amounts resulting from the following: (a) our income before provision for income taxes, plus (b) the noncontrolling interests in the net income of our majority owned subsidiaries, plus (c) our fixed charges.

(2)	The term “fixed charges” means the amounts resulting from the following: (a) our interest expensed, plus (b) our estimate of the interest component of rent expense.

We do not report any shares of preferred stock outstanding in our consolidated financial statements because our outstanding preferred stock is owned by one or more of our wholly-owned subsidiaries. Our ratio of earnings to combined fixed charges and preferred dividends for any given period is equivalent to our ratio of earnings to fixed charges.